Exhibit 99.1

QUARTERLY ACTIVITIES REPORT
for the period ending 30 June 2022

Highlights

•	Ioneer commences trading on NASDAQ

•	Lithium offtake discussions advancing

•	Permitting advancing with revised Plan of Operations resubmitted to BLM in early July. NOI to start NEPA process expected shortly

•	Detailed due diligence process continuing with US Department of Energy’s Loan Programs Office

•	Detailed engineering and procurement activities advanced

•	ESG programs in development and being incorporated into business

•	Additional Tiehm’s buckwheat plants grown from seedlings

Monday, 25 July 2022 – ioneer Ltd (ioneer or the Company) (ASX: INR), an emerging American lithium–boron supplier, is pleased to report on its activities for the quarter ending 30 June 2022 and to provide an update on the development of its 100%-owned Rhyolite Ridge Lithium-Boron Project (Rhyolite Ridge or the Project) in Nevada, USA.

ioneer Managing Director, Bernard Rowe said:

“The quarter was one of determined work. Real advances in the sales and marketing workstream were made in detailed negotiations with large OEMs for additional lithium offtakes. In addition, progress was made on permitting, the DOE Loans Program Office detailed due diligence process, other Project financing work, and continuing detailed engineering.

“We believe the secondary listing of ioneer shares on Nasdaq, achieved at the end of the quarter, will be greatly beneficial to the Company and its shareholders. There is a growing desire among North American investors to take part in the clean energy supply chain. We are pleased ioneer will gain greater visibility through a leading North American capital market trading platform that is suited for future-forward companies like ours.

“I am also delighted to report on the progress made by the Company on the ESG front. Real progress has been achieved in developing an implementation road map for our Environmental Management System, Toward Sustainable Mining and its compliance with ISO standards.

“We feel well poised to see the Plan of Operations submitted in the coming quarter and a Notice of Intent published shortly thereafter, kicking off the NEPA process being the final stage of the permitting process.”

ioneer Ltd. (ASX: INR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: ioneer.com ABN: 76 098 564 606

Secondary US Stock Exchange Listing

At the end of the quarter, the Company announced the commencement of trading on NASDAQ under an American Depositary Receipt (ADR) Level 2 listing. The ADR program complements ioneer’s existing primary listing on ASX. The ADRs began trading on Nasdaq on 30 June 2022, under the symbol IONR.

ioneer believes the secondary US listing is important as:

•	Rhyolite Ridge is a strategic asset for US lithium supply security
•	US investors have demonstrated an increasing interest in "Electrification", and materials and technology supporting the transition away from fossil fuel
•	It provides opportunity for wider participation in ioneer share ownership from North American investors
•	It allows existing investors the opportunity for liquidity in two markets
•	It increases market profile across North America
ioneer entered into a depositary agreement with The Bank of New York Mellon (“BNY Mellon”) under which BNY Mellon act as depositary, custodian, and registrar for the ADRs. For shareholders interested in depositing their ASX securities to participate in the ADR program, instructions and BNY Mellon contact information can be found on our website.

Sales & Marketing

Significant progress continues to be made regarding lithium offtake. During the June quarter, discussions continued with potential lithium offtake partners. ioneer anticipates conclusion of these discussions in 3Q 2022.

ioneer’s strategy for these additional offtake agreements is to sign two binding lithium

1 Refer ASX release titled ‘ioneer Issued Air Quality Permit for Rhyolite Ridge’ announced 24 June 2021 offtake agreements, targeted at:

•	Partner: Large Car manufacturers supplying the US EV supply chain
•	Product: Lithium carbonate (technical grade)
•	Contract duration: five-year term from commencement of supply
•	Quantity: Total minimum volumes of ~11000 tonnes per annum for two offtakes
•	Pricing: USD per metric tonne with quarterly adjustments to market. Index based price formula

Boric Acid Market and Price

Demand remains strong, and supplies from Rio Tinto and Etimine, the two major producers of boric acid globally, have stabilized after a period in which they struggled to ramp up after slowdowns in 2020. This supply inelasticity created a supply shortage and increased prices over the past year.  Possible supply disruption from SVM may push the market back to deficit in the short-term putting upward pressure on prices.

Lithium Market and Price
According to Fastmarkets, lithium prices in Asia continue to stabilize amid a slowdown in demand for spot materials, with buyers primarily relying on long-term supply agreements. Multiple market participants note that demand for spot battery-grade lithium carbonate materials has stabilized.

State and Federal Permitting
ioneer requires three key permits to commence construction at Rhyolite Ridge:
1.	A state-based Air Quality Permit[1] - Received 24 June 2021
2.	A state-based Water Pollution Control Permit[2] - Received 19 July 2021
3.	The Plan of Operation (Plan) that must be approved by the federal Department of Interior (DOI) – Awaiting

2 Refer ASX release titled ‘Issuance of Water Pollution Control Permit’ announced 19 July 2021 ioneer Ltd. (ASX: INR) Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: ioneer.com ABN: 76 098 564 606

The Plan of Operations is the foundational permitting document for the Project and will become the basis for compliance during operations and closure. The Plan requires assessment under the National Environmental Policy Act (NEPA) process, which includes public consultation and preparation of an Environmental Impact Statement (EIS).

During the quarter, ioneer has continued to revise its earlier Plan to completely avoid all Tiehm’s buckwheat (the 2020 version required moving some plants). This has resulted in updating various aspects of the Plan. The revised Plan was resubmitted to the BLM in early 3Q 2022, and the NOI is expected to be published shortly, starting the NEPA process. This was delayed from earlier estimates due to the amount and complexity of work to be completed.

Once the NOI is published, the BLM will hold a series of public meetings to provide a description of the Project and allow for public comment. Comments are then collated and reviewed with potential changes and mitigants made to the Plan in response to comments. This process ultimately culminates in an EIS and a Record of Decision (ROD). From the publishing of a NOI through to the ROD can take approximately 12 months. Once the Plan has been approved via a ROD, construction of the Rhyolite Ridge Project can begin.

ESG Program

ISO 14001 Implementation

Gap analysis is underway
Existing documentation is undergoing a comprehensive review and is being evaluated for conformance with the ISO 14001:2015 Environmental Management Systems (EMS) standard, and alignment with ioneer’s goals, and environmental challenges and opportunities. Deficiencies will be identified as well as a plan to close gaps.
Implementation road map

The gap analysis plan will be used to support the development of an Implementation Road Map. The Road Map will provide practical and prioritized steps and tasks to develop and implement an ISO 14001:2015‐based EMS for the Project. It will include an estimated time of completion for major phases of ISO development and implementation as well as resources needed, and suggested schedule derived based on anticipated date of certification.

The Implementation Road Map will list recommendations for actions to be taken and provide a priority rating for each future action to provide guidance on the sequence of steps that will need to be taken in order to update the existing EMS to meet the new ISO 14001:2015 standard requirements.

ESG Towards Sustainable Mining (TSM) Implementation

TSM is a globally recognized performance system that helps extractive companies evaluate and manage their environmental and social responsibilities. It includes a set of tools and indicators to drive performance and ensure that key mining risks are managed responsibly and transparently to the public. Initially released in 2004, TSM has since been adopted by ten mining associations around the world, including Australia.

Ongoing and work completed
TSM Protocol Review - TSM protocols are being developed and reviewed for completeness and conformance to TSM requirements.  This includes a concordance table which identifies specific deficiencies and recommendations on how to address these deficiencies.

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TSM Protocol	Status Update
Indigenous and Community Relationships	Draft protocol developed and revision underway
Crisis Management and Communications Plan	Draft protocol developed and revision underway
Safety and Health	Developing draft protocol
Preventing Child and Forced Labour	Draft protocol developed and revision underway
Biodiversity and Conservation Management	Draft protocol developed and revision underway
Water Stewardship	Draft protocol developed and revision underway
Energy Use and GHG Emissions Management	Developing draft protocol

Tiehm’s Buckwheat

Annual Demographic Survey

The annual demographic survey was completed. The survey noted several key observations including a high proportion of plants flowering and a relatively high number of seedlings. Population estimates have increased from 2021 to 2022.

Pollinator Survey

The fieldwork for the pollinator survey was successfully completed. A wide variety of insects were collected. Laboratory analysis and evaluation will be completed in the next quarter.

Tiehm’s Buckwheat Greenhouse Propagation
To help Tiehm’s Buckwheat propagation it was determined a purpose-built greenhouse would improve propagation. An 864 square foot temperature-controlled greenhouse capable of holding 13,000 seedlings and associated 720 square foot paired shade house capable of holding 600 adult plants have been procured.  A site has been identified and building permits are being completed. All required engineering is complete, and construction is anticipated to be completed in Q3 2022.

In the interim, approximately 1200 previously collected seeds were cold stratified. Upon germination, seeds have been potted and placed into a leased greenhouse.  These plants will be used for seed bulking and potentially out planting.

Project Debt Funding

At the end of the December quarter, we announced that the US Department of Energy (DOE) Loan Programs Office (LPO) had invited Ioneer USA Corporation into the LPO’s due diligence process.

The March and June quarters saw good progress on the due diligence process. We have been working closely with the DOE’s external advisors on due diligence and are nearing the end of this process. Should the process be successful it would be followed by negotiation of a term sheet and consideration in the LPO’s credit approval process.

In addition to the DOE workstream described above, the Company continues to engage with a number of potential debt funders and is encouraged by staged work completed to date.

Sibanye-Stillwater and ioneer are working collaboratively to secure debt financing for the Project on acceptable terms to ensure the Project is fully financed to production.

The debt funding strategy is expected to be agreed ahead of any FID for the Project.

Engineering and Vendor Packages

Work during the quarter focused on further progressing detail and vendor engineering. The key aim of ongoing activities is to support construction mobilisation following the Full Notice to Proceed (FNTP) award.

Detailed engineering of required utilities has started with RFQs prepared for utility requirements.

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ioneer advanced the procurement of the following packages:

•	FRP Tanks
•	Condensate Receiver
•	Potable Water System
•	Tempered Water System
•	Truck Weigh Scale
•	Shell and Tube Heat Exchanger
•	Plate and Frame Heat Exchanger
•	Belt Filter Crane
•	Strong Acid Pumps
•	Vertical Molten Sulphur Pumps
•	Sump Pumps
•	Acid Transfer Pumps
•	Sulphur Filters
•	Sulphur Pit Agitators
•	Centrifugal Pumps
•	Metering Pumps
•	Caterpillar Automation Agreement

The receipt of vendor engineering allows continued detailed engineering to advance.

Additionally, ioneer is reviewing the construction plan sequence and commissioning requirements.

Engineering continues to concentrate on updating detailed engineering deliverables for utilities, pumps, and other items to advance engineering deliverables to an “Issued for Construction” (IFC) status

Status of procurement activity:

•	Large Packages over US$2.5M - 74% complete
•	Packages less than US$2.5 and greater than US$1M - 77% complete
•	Packages under US$1M - 24% complete

Procurement activity has focused on long lead items and items required for initial construction. Procurement continues to expedite supplier agreements in order to sustain the engineering deliverables schedule.

An open book contracting strategy has been frequently employed to minimize escalation risks.
Business Readiness – Policies, Processes & Systems

ioneer is working to install a foundation of policies, processes, and systems needed to efficiently operate the business and support operations.  The prime objective is to identify, develop and implement policies, processes, and systems in a timely manner, while leveraging today’s electronic platforms that enable efficient information storage, ease of access and collaboration. A project team with representatives from each business function has developed a timeline with quarterly deliverables that are routinely monitored.  These business policies are being created and implemented concurrently and in compliance with the ESG protocols.

At the end of the quarter the team completed and implemented over 130 policies, processes, and systems.  This accounts for approximately 20% of the project scope.

Upcoming Work Program

The work program over the coming months includes:
•	Advancing Federal permitting process by obtaining the NOI and commencing the NEPA process
•	Closing additional binding offtake agreements for lithium sales
•	Securing debt funding including associated due diligence
•	Commencing a work program to advance early-stage exploration of the North Basin
•	Continuing the engineering effort to further decrease execution risk. This will include:
o	Releasing further engineering and vendor packages/contracts for bid/award
o	ESG target setting activities
o	Completion of the greenhouse

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ASX Additional Information

The Company provides the following information pursuant to ASX Listing Rule requirements.

1.
ASX LR 5.3.1: Exploration and Evaluation Expenditure during the quarter was A$8.1 million. Details of the exploration activity are set out in this report. A breakdown of the expenditure is shown below:

Expenditure	Cost (A$’000)
Engineering	5,928
Environmental	1,286
Sales & Marketing	195
Other	710
Total	8,119

2.	ASX LR 5.3.2: The Company confirms there was no production or development activities during the quarter.
3.
ASX LR 5.3.5: Related party payments for the quarter totalled A$407k, comprising salaries and fees for the Company’s executive and non-executive directors. No other payments were made to any related parties of the entity or their associates.

Capital Structure

Total cash on hand as of 30 June 2022 was A$136.6 million (US$94.2 million) of which 46% is held in USD cash and cash equivalents.

At the end of the quarter, ioneer had on issue:
•	2.09 billion ordinary shares
•	4.3 million options, and
•	31.2 million performance rights.

This ASX release has been authorised by ioneer Managing Director Bernard Rowe.

--ENDS--

Contacts

Bernard Rowe ioneer Ltd	Alex Cowie NWR Communications	Matt Dempsey FTI Consulting
Managing Director	Investor & Media Relations (Australia)	Investor & Media Relations (USA)
T: +61 419 447 280	T: +61 412 952 610	T: +1 917 208 9352
E: browe@ioneer.com	E: alexc@nwrcommunications.com.au	E: matt.dempsey@fticonsulting.com

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About ioneer

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS)3 completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 20214, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

Recent Announcements

The table below lists announcements made by the Company during the quarter.

Date Released	Title
27/04/2022	March 2022 – Quarterly activities report
27/04/2022	March 2022 – Quarterly cashflow report
03/05/2022	Ioneer RIU Sydney Resources Round-up Presentation
06/05/2022	Application for quotation of securities
10/05/2022	Application for quotation of securities
10/05/2022	Appendix 3Y – Alan Davies.
03/06/2022	Notification of cessation of securities - INR
30/06/2022	Status of ioneer NASAQ listing

3 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.

4 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021

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Appendix 1 - Schedule of Tenements

ASX listing rule 5.3.3

Country	Project	Tenement ID	Tenement Name	Area (km2)	Interest at beginning of quarter	Interest at end of quarter	Note
USA	Rhyolite Ridge	NMC1118666	NLB claims (160)	13	100%	100%	No change
USA	Rhyolite Ridge	NMC1117360	SLB claims (199)	16.5	100%	100%	No change
USA	Rhyolite Ridge	NMC1171536	SLM claims (122)	9.7	100%	100%	No change
USA	Rhyolite Ridge	NMC 1179516	RR claims (65)	5.4	100%	100%	No change
USA	Rhyolite Ridge	NMC 1129523	BH claims (81)	7	0%, option to purchase 100%	0%, option to purchase 100%	No change
USA	Rhyolite Ridge	105272779	RMS claims (23)	0.5	0%	100%	New claims
USA	SM	NMC1166813	SM claims (96)	7.7	100%	100%	No change
USA	GD	NMC1166909	GD claims (13)	1.1	100%	100%	No change
USA	CLD	NMC1167799	CLD claims (65)	5.2	100%	100%	No change

On 16 September 2021, the Company announced a strategic investment by Sibanye-Stillwater5 in the Rhyolite Ridge Project. Under the terms of the agreement, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture, with ioneer to maintain a 50% interest and retain operatorship. ioneer has also agreed to provide Sibanye-Stillwater with an option to participate in 50% of the North Basin, upon the election of Sibanye-Stillwater to contribute up to an additional US$50 million, subject to certain terms and conditions. Establishment of the Joint Venture and Sibanye-Stillwater’s funding commitment is subject to certain terms and conditions precedent, including receipt of final permits, commitments for remaining debt financing, and other customary approvals.

5 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021
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